                                                                      EXHIBIT 20

[PLR LOGO]
                  MICHAEL PORTER, PRESIDENT -- INVESTOR RELATIONS
                  JEFF MYHRE, V.P. -- EDITORIAL
                  212-564-4700

                  TOM GIBSON -- MEDIA RELATIONS
                  201-476-0322


   SEVEN PENN PLAZA o NEW YORK, NY 10001 o 212-564-4700 o FAX 212-244-3075 o
                               WWW.PLRINVEST.COM

PDG ENVIRONMENTAL, INC.
JOHN C. REGAN, CHAIRMAN & CEO
412-243-3200
                                                           FOR IMMEDIATE RELEASE

                PDG ENVIRONMENTAL, INC. POSTS RECORD RESULTS FOR
                THE QUARTER & NINE MONTHS ENDING OCTOBER 31, 2005

           REVENUE UP 39% FOR THIRD QUARTER, 26% FOR FIRST NINE MONTHS

PITTSBURGH, PA, DECEMBER 13, 2005 -- PDG Environmental, Inc. (OTC BB: PDGE), a national specialty contractor, today reported financial results for the third quarter and nine-months ended October 31, 2005.

Revenues for the three months ended October 31, 2005 were $26.2 million, a 39% increase over the $18.9 million in the same prior-year period. Income before income tax and $242,000 of non-cash accrued charges for preferred dividends and accreted discounts relating to the private placement of our securities in July 2005 increased 44% to $1,578,000 as compared to $1,094,000 for the prior year quarter. Net income remained unchanged at $1,005,000 or $0.05 per fully diluted share, as compared to the previous year's third quarter net income of $1,006,000, or $0.09 per fully diluted share. Earnings before income taxes, interest, depreciation and amortization ("EBITDA") increased by $0.64 million or 47% to $2.0 million for the current quarter vs. $1.36 million for the prior year's quarter. Despite significant pretax income growth, reported fully diluted earnings per share decreased by $0.04 due to the above charges relating to the private placement, significant increase in diluted shares outstanding in the current period as compared to the prior year and the provision Federal income taxes, as the Company has exhausted its net operating loss carry forward.

Revenues for the nine months ended October 31, 2005 were $56.5 million, a 26% increase over the $44.9 million in the same prior-year period. Income before income tax and $322,000 of non-cash accrued charges for preferred dividends and accreted discounts relating to the private placement of our securities in July 2005 increased 75% to $2,836,000 as compared to $1,629,000 for the prior year period. Net income for the current period increased 14% to $1,705,000, or $0.10 per fully diluted share, as compared to the previous year's nine-month period net income of $1,499,000, or $0.13 per fully diluted share. Earnings before income taxes, interest, depreciation and amortization ("EBITDA") increased by $1.4 million or 58% to $3.8 million for the current nine-month period vs. $2.4 million for the prior year's nine-month period. Despite significant pretax income growth, reported fully diluted earnings per share decreased by $0.03 due to the above charges relating to the private placement, a significant increase in diluted shares outstanding in the current period as compared to the prior year and the provision for Federal income taxes, as the Company has exhausted its net operating loss carryforward.

John Regan, Chairman and CEO of PDG Environmental, commented, "Growth in revenues and, more importantly, operating income continued in the third quarter thanks to solid organic growth and the acquisition of Flagship Services Group in late August 2005. We have seen a tremendous demand for our combined services as a result of Hurricanes Katrina, Rita and Wilma. Incremental revenues in the third quarter from hurricane projects were about $6.0 million, and we anticipate a similar, if not greater, level of activity in the fourth quarter. While the work to date has primarily been emergency response and loss mitigation, the reconstruction efforts in the Gulf States and South Florida are still in the early stages. We expect demand for Flagship's reconstruction services to continue to increase over the coming months."

                                     -more-

Regan also added, "As part of our growth strategy, during the quarter we opened offices in Las Vegas, Nevada and Bakersfield, California and in November, closed on the acquisition of Lange America, Inc. These additions combined with the Flagship acquisition and hurricane recovery efforts, have provided very positive momentum which we expect to result in continued growth in the fourth quarter and for the next fiscal year."

PDG Environmental, Inc. is a national specialty contractor providing asbestos abatement, mold remediation, disaster restoration, demolition and related services to its commercial, industrial and governmental clients nationwide. Regional marketing and project operations are conducted through branch offices located in Pittsburgh, Philadelphia, New York, Charlotte, Ft. Lauderdale, Tampa, Pensacola, Houston, Dallas, Phoenix, Los Angeles, Bakersfield, Las Vegas, Portland and Seattle. For additional information on the company, please visit http://www.pdge.com. and for more information on mold and its effect on indoor air quality, please visit http://www.epa.gov/iaq/molds/index.html.

Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the Company's dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The Company disclaims any obligation to update information contained in any forward-looking statement.


                            -Financial Tables Follow-

                             PDG ENVIRONMENTAL, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                               THREE MONTHS
                                                               ENDED OCTOBER 31ST

                                                              2005              2004

Revenues                                              $ 26,186,000      $ 18,903,000
Income before Non-Cash Charge for Preferred
   Stock and Income Taxes                                1,578,000         1,094,000
Non-Cash Interest Expense for Preferred Dividends
    And Accretions of Discount                            (242,000)               --
Income before Income Taxes                               1,336,000         1,094,000
Net Income                                               1,005,000         1,006,000
Earnings Per Common Share (diluted)                           0.05              0.09
Shares Outstanding (diluted)                            23,936,000        11,770,000

                                                               NINE MONTHS
                                                               ENDED OCTOBER 31ST

                                                              2005              2004

Revenues                                              $ 56,457,000      $ 44,874,000
Income before Non-Cash Charge for Preferred
   Stock and Income Taxes                                2,836,000         1,620,000
Non-Cash Interest Expense for Preferred Dividends
    And Accretions of Discount                            (322,000)               --
Income before Income Taxes                               2,514,000         1,620,000
Net Income                                               1,705,000         1,490,000
Earnings Per Common Share (diluted)                           0.10              0.13
Shares Outstanding (diluted)                            19,645,000        11,833,000

                                                        SELECTED BALANCE SHEET ITEMS

                                                         10/31/2005     1/31/05
                                                         ----------     -------
Current Assets                                           $31,229,000    $20,996,000
Current Liabilities                                      15,192,000       9,801,000
Working Capital                                          16,037,000      11,195,000
Fixed Assets (Net)                                        1,929,000       1,338,000
Long-Term Debt                                            7,280,000       5,013,000
Convertible Preferred Stock                               2,745,000              --
Shareholder Equity                                       16,266,000       9,128,000


                                     ######